March 20, 2017

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz, Esq.

Re:	Valeritas Holdings, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-215897

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 16, 2017 and the date hereof 507 copies of the Preliminary Prospectus dated March 16, 2017 were distributed as follows: 448 to institutional investors and 59 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on March 22, 2017, or as soon thereafter as practicable.

[signature page follows]

Very truly yours, Cowen and Company, LLC

By:	/s/ Rob Weir
Name: Rob Weir Title: Managing Director

As Representative of the several Underwriters

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]